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                              September 12, 2023

       Zhihua Wu
       Chief Executive Officer
       Linkage Global Inc
       2-23-3 Minami-Ikebukuro, Toshima-ku
       Tokyo, Japan 171-0022

                                                        Re: Linkage Global Inc
                                                            Registration
Statement on Form F-1
                                                            Filed September 1,
2023
                                                            File No. 333-274326

       Dear Zhihua Wu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Since we are a "controlled company" within the meaning of the Nasdaq listing rules . . ., page 32

   1. We note your disclosure on the cover page as well as page 14 that upon the completion of the offering, the
controlling shareholders "will beneficially own approximately 66.51% of the aggregate voting
power" of your issued and outstanding ordinary shares. Please revise your disclosure here to
identify the percentage of voting power to be held by the
                                                        controlling
shareholders following the offering. Additionally, please disclose, if true, that
                                                        the controlling
shareholders will have the ability to determine all matters requiring approval by
stockholders in the event that you rely on the controlled company exemptions under the Nasdaq
listing rules.
 Zhihua Wu
FirstName LastNameZhihua  Wu
Linkage Global Inc
Comapany 12,
September NameLinkage
              2023      Global Inc
September
Page 2    12, 2023 Page 2
FirstName LastName
Dilution, page 66

2. Please tell us how you calculated adjusted net tangible book value of $8,413,684 as of
         March 31, 2023 based on net tangible book value of $4,761,844 and $5,481,170 in net proceeds from the sale of 1,500,000 ordinary shares from this offering, after deducting the underwriting discounts and estimated offering expenses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Ying Li